UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

PERELLA WEINBERG PARTNERS
(Name of Subject Company and Filing Person (Issuer))
Warrants to Acquire Shares of Class A Common Stock
(Title of Class of Securities)
71367G110
(CUSIP Number of Class of Securities)
Vladimir Shendelman, Esq.
General Counsel
767 Fifth Avenue
New York, New York 10153
(212) 287-3200

(Name, address and telephone numbers, of person authorized to receive notices and communications on behalf of filing persons)

Copies of communications to:

Joseph A. Coco, Esq. Michael J. Schwartz, Esq. Blair T. Thetford, Esq. Skadden, Arps, Slate, Meagher & Flom LLP One Manhattan West New York, NY 10001 (212) 735-3000

☐ Check the box if the filing relates solely to preliminary communications before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐ third-party tender offer subject to Rule 14d-1.
☒ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO originally filed by Perella Weinberg Partners, a Delaware corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on July 22, 2022 (as amended, the “Schedule TO”). The Schedule TO was filed pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the Company’s offer to each holder of the Company’s Warrants (each, a “Warrant”) to purchase shares of the Company’s Class A common stock, par value $0.0001 per share (“Class A Common Stock”), to receive 0.20 shares of Class A Common Stock in exchange for each outstanding Warrant tendered by the holder and exchanged pursuant to the offer (the “Offer”). The Offer is made upon and subject to the terms and conditions set forth in the Prospectus/Offer to Exchange, dated August 15, 2022 (the “Prospectus/Offer to Exchange”), a copy of which is filed hereto as Exhibit (a)(1)(A), and in the related Letter of Transmittal and Consent, a copy of which was filed as Exhibit (a)(1)(B) to the Schedule TO.
Concurrently with the Offer, the Company is also soliciting consents (the “Consent Solicitation”) from holders of the Public Warrants (as defined in the Schedule TO) to amend the warrant agreement, dated as of September 24, 2020 (the “Warrant Agreement”), by and between the Company (f/k/a FinTech Acquisition Corp. IV (“FTIV”)) and Continental Stock Transfer & Trust Company, as amended by Amendment No. 1 to Warrant Agreement, dated as of November 10, 2021, by and among the Company, Continental Stock Transfer & Trust Company and American Stock Transfer & Trust Company, LLC, as warrant agent, to permit the Company to require that each Warrant (including each Private Placement Warrant (as defined in the Schedule TO)) that is outstanding upon the closing of the Offer be converted into 0.18 shares of Class A Common Stock, which is a ratio 10% less than the exchange ratio applicable to the Offer (the “Warrant Amendment”). Pursuant to the terms of the Warrant Agreement, all except certain specified modifications or amendments require the vote or written consent of holders of at least 65% of the outstanding Public Warrants.
This Amendment No. 1 is being filed to update Item 12 of the Schedule TO to include the final Prospectus/Offer to Exchange which relates to the Form S-4 registration statement declared effective by the SEC on August 15, 2022 and the related press release issued by the Company on August 15, 2022.
Only those items amended are reported in this Amendment No. 1. Except as specifically provided herein, the information contained in the Schedule TO, the Prospectus/Offer to Exchange and the Letter of Transmittal and Consent remains unchanged, and this Amendment No. 1 does not modify any of the other information previously reported on the Schedule TO or in the Prospectus/Offer to Exchange or the Letter of Transmittal and Consent. You should read this Amendment No. 1 together with the Schedule TO, the Prospectus/Offer to Exchange and the Letter of Transmittal and Consent.
Item 12. Exhibits.
(a)    Exhibits.

Exhibit No.	Description
(a)(l)(A)	Prospectus/Offer to Exchange (incorporated by reference to the Prospectus/Offer to Exchange filed pursuant to Rule 424(b)(3) by the Company with the SEC on August 15, 2022).
(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit 99.1 to the Registration Statement on Form S-4 filed by the Company with the SEC on July 22, 2022).
(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.2 to the Registration Statement on Form S-4 filed by the Company with the SEC on July 22, 2022).
(a)(1)(D)
Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.3 to the Registration Statement on Form S-4 filed by the Company with the SEC on July 22, 2022).

(a)(1)(E)
Form of Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.4 to the Registration Statement on Form S-4 filed by the Company with the SEC on July 22, 2022).

(a)(2)	Not applicable.
(a)(3)	Not applicable.

(a)(4)	Prospectus/Offer to Exchange (incorporated by reference to Exhibit (a)(1)(A)).
(a)(5)(A)	Press Release, dated July 22, 2022 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Company on July 22, 2022).
(a)(5)(B)	Press Release, dated August 15, 2022 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Company on August 15, 2022).
(b)	Not applicable.
(d)(i)
Business Combination Agreement, dated as of December 29, 2020, by and among FinTech Acquisition Corp. IV, FinTech Investor Holdings IV, LLC, FinTech Masala Advisors, LLC, PWP Holdings LP, PWP GP LLC, PWP Professional Partners LP and Perella Weinberg Partners LLC (incorporated by reference to Exhibit 2.1 to FinTech Acquisition Corp. IV’s Current Report on Form 8-K/A, filed with the SEC on December 31, 2020).

(d)(ii)
Restated Certificate of Incorporation of Perella Weinberg Partners (incorporated by reference to Exhibit 3.1 to Amendment No. 1 to the Company’s Registration Statement on Form S-1 (File No. 333-261785), filed with the SEC on January 13, 2022).

(d)(iii)	Amended and Restated Bylaws of Perella Weinberg Partners (incorporated by reference to Exhibit 3.2 to the Company’s Current Report on Form 8-K, filed with the SEC on June 30, 2021).
(d)(iv)	Specimen Class A Common Stock Certificate (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed with the SEC on June 30, 2021).
(d)(v)
Warrant Agreement, dated September 24, 2020, by and between FinTech Acquisition Corp. IV and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.1 to FinTech Acquisition Corp. IV’s Current Report on Form 8-K, filed with the SEC on September 30, 2020).

(d)(vi)
Amendment to Warrant Agreement, dated November 10, 2021, by and among Perella Weinberg Partners, Continental Stock Transfer & Trust Company and American Stock Transfer & Trust Company, LLC (incorporated by reference to Exhibit 4.3 to the Company's Registration Statement on Form S-1 (File No. 333-261785) filed with the SEC on December 21, 2021.

(d)(vii)	Form of Subscription Agreement (incorporated by reference to Exhibit 10.1 to FinTech Acquisition Corp. IV’s Current Report on Form 8-K/A, filed with the SEC on December 31, 2020).
(d)(viii)
Amended and Restated Registration Rights Agreement, dated June 24, 2021, by and among the Company, FinTech Investor Holdings IV, LLC, FinTech Masala Advisors, LLC and the other Holders party thereto (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed with the SEC on June 30, 2021).

(d)(ix)
Stockholders Agreement, dated June 24, 2021, by and between the Company and PWP Professional Partners LP (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K, filed with the SEC on June 30, 2021).

(d)(x)
Tax Receivable Agreement, dated June 24, 2021, by and between the Company, PWP Holdings LP, PWP Professional Partners LP and certain partners party thereto (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed with the SEC on June 30, 2021).

(d)(xi)
Sponsor Share Surrender and Share Restriction Agreement, dated as of December 29, 2020, by and among PWP Holdings LP, FinTech Acquisition Corp. IV, FinTech Investor Holdings IV, LLC, FinTech Masala Advisors, LLC and the other parties thereto (incorporated by reference to Exhibit 10.5 to FinTech Acquisition Corp. IV’s Current Report on Form 8-K/A, filed with the SEC on December 31, 2020).

(d)(xii)
Amendment to Sponsor Share Surrender and Share Restriction Agreement, dated as of May 4, 2021, by and among PWP Holdings LP, FinTech Acquisition Corp. IV, FinTech Investor Holdings IV, LLC, FinTech Masala Advisors, LLC and the other parties thereto (incorporated by reference to FinTech Acquisition Corp. IV’s definitive proxy statement, filed with the SEC on May 27, 2021).

(d)(xiii)
Amended and Restated Agreement of Limited Partnership of PWP Holdings LP, dated as of June 24, 2021, by and among PWP GP LLC, the Company, PWP Professional Partners LP, and the other limited partners party thereto (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K, filed with the SEC on June 30, 2021).

(d)(xiv)
Amended and Restated Limited Liability Company Agreement of PWP GP LLC, dated June 24, 2021 (incorporated by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K, filed with the SEC on June 30, 2021).

(d)(xv)	Perella Weinberg Partners 2021 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.6 to the Company’s Current Report on Form 8-K, filed with the SEC on June 30, 2021).
(d)(xvi)
French Sub-Plan Under the Perella Weinberg Partners 2021 Omnibus Equity Incentive Plan (incorporated by reference to Exhibit 10.7 to the Company’s Current Report on Form 8-K, filed with the SEC on June 30, 2021).

(d)(xvii)	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.8 to the Company’s Current Report on Form 8-K, filed with the SEC on June 30, 2021).
(d)(xviii)
Letter Agreement, dated September 24, 2020, by and among FinTech Acquisition Corp. IV and certain of its security holders, officers and directors (incorporated by reference to Exhibit 10.1 to FinTech Acquisition Corp. IV’s Current Report on Form 8-K, filed with the SEC on September 30, 2020).

(d)(xiv)
Employment Agreement, dated as of August 11, 2021, by and between Perella Weinberg Partners, PWP Employer LP and Peter A. Weinberg (incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q filed with the SEC on November 5, 2021).

(d)(xv)
Employment Agreement, dated as of August 11, 2021, by and between Perella Weinberg Partners, PWP Employer LP and Andrew Bednar (incorporated by reference to Exhibit 10.2 of the Company's Quarterly Report on Form 10-Q filed with the SEC on November 5, 2021).

(d)(xvi)
Employment Agreement, dated as of August 11, 2021, by and between Perella Weinberg Partners, PWP Employer LP and Dietrich Becker (incorporated by reference to Exhibit 10.3 of the Company's Quarterly Report on Form 10-Q filed with the SEC on November 5, 2021).

(d)(xvii)
Form of Director Restricted Stock Unit Award Agreement (One-Time Award) (incorporated by reference to Exhibit 10.4 of the Company's Quarterly Report on Form 10-Q filed with the SEC on November 5, 2021).

(d)(xviii)
Form of Director Restricted Stock Unit Award Agreement (Annual Base Retainer Award) (incorporated by reference to Exhibit 10.5 of the Company's Quarterly Report on Form 10-Q filed with the SEC on November 5, 2021).

(d)(xix)	Form of Dealer Manager Agreement (incorporated by reference to exhibit 10.18 to the Registration Statement on Form S-4 filed by the Company with the SEC on July 22, 2022).
(d)(xx)
Tender and Support Agreement, dated as of July 21, 2022, by and between the Company and each of the persons listed on Schedule A thereto (incorporated by reference to exhibit 10.19 to the Registration Statement on Form S-4 filed by the Company with the SEC on July 22, 2022).

(g)	Not applicable.
(h)	Tax Opinion of Skadden, Arps, Slate, Meagher & Flom LLP (incorporated by reference to Exhibit 8.1 to the Registration Statement on Form S-4 filed by the Company with the SEC on July 22, 2022).
(b)    Filing Fee Exhibit.
Filing Fee Table.*
___________________
*Previously filed.

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PERELLA WEINBERG PARTNERS

By:	/s/ Gary S. Barancik
Gary S. Barancik
Chief Financial Officer
Dated: August 15, 2022